[Wilmer Hale Logo]

April 19, 2006

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Sun Capital Advisers Trust (the "Trust") (File Nos. 333-59093; 811-08879)

Ladies and Gentlemen:

This letter responds to comments of the staff of the Securities and Exchange Commission (the "Commission") transmitted orally on March 30, 2006, relating to the Trust's Registration Statement on Form N-1A (the "Registration Statement"), which was filed with the Commission on February 15, 2006 (accession no. 0001065698-06-000012) pursuant to Rule 485(a) under the Securities Act of 1933 ("1933 Act") to: (i) add a new series for the Trust, SC Large Cap Growth Fund, and (ii) reflect material changes made to SC Oppenheimer Main Street Small Cap Fund (formerly, SC Value Small Cap Fund), a series of the Trust, in connection with a change in subadviser.

For the staff's convenience, its comments are restated below, followed by the Trust's responses.

Prospectuses (Initial Class and Service Class):

The Funds' Goals, Strategies and Risks - Sun Capital Real Estate Fund

Comment 1. Sun Capital Real Estate Fund states, under the heading "Key Investments and Strategies - How investments are selected," that the adviser allocates the fund's investment across "various geographic areas." The staff believes that this phrase is too broad and should be made consistent with the fund's key investment strategy of investing in "U.S. and foreign" real estate companies. The staff requests that the phrase "various geographic areas" be replaced with "U.S. and foreign countries."

Response: The reference to "various geographic areas" has been clarified to state that "the adviser allocates the fund's investments across various geographic areas primarily within the U.S..." Although the fund invests at least 80% of its net assets in securities of real estate investment trusts and other U.S. and foreign real estate companies, the fund's investments are located primarily within the U.S. Therefore, the Trust respectfully submits that the clarification noted above most accurately reflects the fund's investment strategy and portfolio of investments.

U.S. Securities and Exchange Commission

April 19, 2006

Prospectus (Service Class Only):

Expense Summary

Comment 2. Please add the following sentence to the introductory paragraph under the heading "Expense Summary," as required by Item 7(b)(1) of Form N-1A: "Each fund has adopted a plan under Rule 12b-1 that allows the fund to pay distribution fees for the sale and distribution of its shares."

In addition, the last sentence of footnote 1 to the annual fund operating expenses refers to the expense limitation with respect to its "initial class shares." Please confirm that this is a typographical error that should refer to the fund's "service class shares."

Response: Accepted. The following sentence will be reflected in the definitive Service Class Prospectus: "Each fund has adopted a plan under Rule 12b-1 that allows the fund to pay distribution and service fees for the sale, distribution and servicing of its shares." The Trust also confirms that the footnote reference was an administrative error that will be corrected in the definitive Service Class prospectus.

Prospectuses (Initial Class and Service Class):

Investment Adviser and Subadvisers

Comment 3. The last sentence under the heading "About Oppenheimer Funds, Inc." provides the assets under management of OppenheimerFunds and its subsidiaries and controlled affiliates." Similarly, the last sentence under the heading "About Pyramis Global Advisors, LLC" provides disclosure about the assets managed by Pyramis and its affiliates. Please either delete these sentences, or revise the sentences to reflect only those assets directly managed by each of OppenheimerFunds and Pyramis, and not their respective affiliates, since such additional information appears to be a form of impermissible sales literature and inflates the actual amount of assets managed by each subadviser.

Response: Accepted. Each of the above-referenced sentences will be either be revised to delete all references to affiliates, or the assets under management will be calculated to include only those assets managed directly by OppenheimerFunds and Pyramis, respectively.

Comment 4. In the section titled "About the Portfolio Managers," please clarify each portfolio manager's role with respect to a fund that is managed by more than one portfolio manager. Item 5(a)(2), Instruction 2, of Form N-1A requires a brief description of each person's role (e.g., lead member), including a description of any limitations on the person's role and the relationship between the person's role and the roles of other persons who have responsibility for the day-to-day management of the fund's portfolio.

U.S. Securities and Exchange Commission

April 19, 2006

Response: Although the Trust believes that the requested disclosure currently exists in the prospectuses, each portfolio manager's role has been further clarified to the extent possible. However, with respect to certain funds that are jointly managed, the Trust has been informed by the relevant fund's subadviser that there are no further distinguishable characteristics between each portfolio manager's role. Therefore, no further information has been added with respect to those funds.

Purchase and Redemption Information - Excessive and Short-term Trading

Comment 5. Item 6(e)(4)(iii) of Form N-1A requires a description of a fund's policies and procedures with respect to frequent purchases and redemptions of fund shares, including any restrictions imposed by the fund to prevent or minimize frequent purchases and redemptions. The policies and procedures need to be described with specificity. Please provide a more detailed description of the policies and procedures use by the funds to deter frequent trading.

Response: The Trust respectfully submits that the current disclosure on excessive and short-term trading activity was previously reviewed and approved by the staff of the Commission in connection with its Rule 485(a) filing in February 2005. As currently disclosed, since the funds are sold to insurance company separate accounts for the purpose of funding variable annuity or variable life insurance contracts, the funds' ability to monitor trading activity by the underlying contract owners is limited. It states that the funds' policies with respect to potential excessive trading activity involves the ability to reject and order, and communicating with the relevant insurance companies to determine, on a case-by-case basis, whether action is necessary, such as rejecting orders from underlying contract owners. The Trust believes that the current disclosure accurately describes the funds' policies with respect to excessive trading activity with sufficient specificity and complies with the disclosure requirements of Form N-1A.

However, as discussed with and agreed to by the staff on March 30, 2006, the Trust will move the fourth and fifth lines of the current disclosure and place it before the third sentence, to provide greater clarity and background information with respect to the nature of insurance company separate accounts, prior to describing the fund's actual policies.

Financial Highlights

Comment 6. Although the introductory paragraph to the financial highlights describes which class of shares is being presented, this information should also be stated at the top of each fund's financial highlight chart. Please specify the relevant share class in the heading at the top of the financial highlights chart for Davis Venture Value Fund, Value Small Cap Fund, and Blue Chip Mid Cap Fund. In addition, please place each fund's financial highlights on a separate page to make it easier for shareholders to review.

Response: Accepted. The heading, "Initial Class Shares" was accidentally omitted from the financial highlights chart for the above reference funds, and the administrative error has been corrected. In addition, the Trust will keep each fund's financial highlights on a separate page.

U.S. Securities and Exchange Commission

April 19, 2006

Statement of Additional Information (Initial Class and Service Class):

Portfolio Holdings Policy

Comment 7. Item 11(f)(2) of Form N-1A requires a description of any ongoing arrangements to make information available about the fund's portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements. Accordingly, please provide the names of the funds' service providers who receive portfolio holdings information in connection with their duties to the funds. In addition, please revise the third sentence of the sixth paragraph in this section to state: "We have separate arrangements with these service providers, including Sun Capital Advisers, LLC, the funds' adviser..." in order to clarify that although there are currently no arrangements to release portfolio holdings information prior to its public dissemination, the Trust does have an ongoing arrangement with its service providers.

Response: Accepted. The requested disclosure will be added to the definitive statement of additional information.

Portfolio Managers

Comment 8. The current disclosure on the potential conflicts of interest concerning the portfolio managers describes general circumstances in which conflicts may arise. In accordance with the Commission's 2004 final rule release adopting this disclosure (Release Nos. 33-8458; 34-50227; IC-26533), please specify with respect to each portfolio manager whether a particular conflict applies or does not apply to such portfolio manager based on the particular fund and other accounts s/he manages.

Response: Accepted. The Trust will clarify the particular conflicts of interest that apply to each portfolio manager.

Principal Underwriter and Distribution Plan

Comment 9. Please bold the second sentence under the heading "Distribution and Service Plan (Service Class only), which states: "Because the fees are paid out of the funds' assets attributable to the Service Class shares on an on-going basis, over time these fees will increase the cost of your investment in Service Class shares and may cost you more than paying other types of sales charges."

Response: Accepted. The above referenced sentence will be in bold in the printed statement of additional information that is provided to shareholders.

U.S. Securities and Exchange Commission

April 19, 2006

Brokerage Allocation

Comment 10. The last sentence of the fifth paragraph under the heading "Affiliated Brokers" states the following: "Pyramis, the subadviser to SC Large Cap Growth Fund, trades with its affiliated brokers on an execution-only basis." Please explain in plain English what "execution-only basis" means.

Response: The above-referenced sentence has been deleted.

Part C

Comment 11. Item 23(c) states that it's not applicable. Item 23(c) requires "instruments defining the rights of holders of the securities being registered, including the relevant portion of the Fund's articles of incorporation or by-laws." Since the Trust's instruments are already listed under Item 23(a) (Agreement and Declaration of Trust) and Item 23(b) (By-Laws), please incorporate by reference those exhibits under Item 23(c).

Response: Accepted. Item 23(c) of the Part C that will be filed with the Commission pursuant to 485(b) will contain the requested disclosure.

*****

The staff's comments and the Trust's responses will be reflected in an amendment to the Trust's Registration Statement that will be filed pursuant to 485(b) under the 1933 Act.

Per the staff of the Commission's request and pursuant to the Commission's press release ("SEC Staff to Publicly Release Comment Letters and Responses," 2004-89), the Trust acknowledges the following:

●	The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

●	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

April 19, 2006

If you have any questions or comments on the Registration Statement, please contact me at (617) 526-6372 (collect) or Christopher P. Harvey, Esq. at (617) 526-6532, counsel to the Trust.

Best regards,

/s/ Elaine S. Kim
Elaine S. Kim

ESK:esk

cc: Rebecca Marquigny, Esq. (Division of Investment Management - Insurance Products)
Christopher P. Harvey, Esq.
Maura A. Murphy, Esq.